UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2024

NABORS INDUSTRIES LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-32657	98-0363970
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Crown House 4 Par-la-Ville Road Second Floor Hamilton, HM08 Bermuda	N/A
(Address of principal executive offices)	(Zip Code)

(441) 292-1510

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common shares	NBR	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On October 22, 2024, Nabors Industries Ltd. (“Nabors”) issued a press release announcing its results of operations for the three months ended September 30, 2024. A copy of that release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

On October 23, 2024, Nabors will hold a conference call at 11:00 a.m. Central Time, regarding the Company’s financial results for the quarter ended September 30, 2024. Information about the call-including dial-in information, recording and replay of the call, and supplemental information-is available on the Investor Relations page of www.nabors.com.

The information in this Item 2.02, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, of 1934 or otherwise subject to liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release

99.2	Investor Information

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Securities Act and the Securities Exchange Act of 1934. Words such as “expects,” “believes,” “may,” “should,” “will,” “intends,” “projects,” “plans,” “estimates,” “targets,” “anticipates,” and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties, as disclosed by Nabors from time to time in its filings with the SEC. Risks and uncertainties related to the proposed transaction include, but are not limited to: the failure of Nabors’ shareholders or Parker’s shareholders to approve the proposed transaction; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; costs and difficulties related to the integration of Parker’s businesses and operations with Nabors’ business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; litigation relating to the proposed transaction; the inability to attract, retain or motivate key personnel; changes in the market value of Nabors common shares as a result of the announcement of the proposed transaction; any changes in general economic and/or industry specific conditions; and other risks and uncertainties described in the Nabors’ periodic reports on Forms 10-K and 10-Q that Nabors files with the SEC. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements. The forward-looking statements contained in this Form 8-K reflect management’s estimates and beliefs as of the date of this Form 8-K. Nabors does not undertake to update these forward-looking statements except as may be required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction Nabors will file with the SEC a Registration Statement on Form S-4 to register the shares of Nabors capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a joint proxy statement/prospectus of Nabors and Parker. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Nabors and Parker seeking their approval of the proposed transaction and other related matters.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARKER, NABORS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC by Nabors or Parker free of charge at the SEC’s website, www.sec.gov, or from Nabors at its website, www.nabors.com, or from Parker at its website, www.parkerwellbore.com.

Participants in the Solicitation

Nabors and certain of its directors, executive officers and other employees, and Parker and certain of its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies for security holder approvals to be obtained for the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Nabors’ directors and executive officers is available in its proxy statement filed with the SEC on April 25, 2024 in connection with its 2024 annual meeting of shareholders (the “Annual Meeting Proxy Statement”) under “Proposal 1-Election of Directors- Director Nominees,” “Proposal 1-Election of Directors-Other Executive Officers,” “Compensation Discussion and Analysis” and “Share Ownership of Directors and Executive Officers.” To the extent holdings of securities by potential Nabors participants (or the identity of such participants) have changed since the information printed in the Annual Meeting Proxy Statement, such information has been or will be reflected on Nabors’ Statements of Change in Ownership on Forms 3 and 4 filed with the SEC. You may obtain free copies of these documents using the sources indicated above. Information regarding Parker’s directors and executive officers is available on Parker’s website as indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NABORS INDUSTRIES LTD.

Date: October 22, 2024	By:	/s/ Mark D. Andrews
Name: Mark D. Andrews
Title: Corporate Secretary